FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3470 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

 ICA SIGNS A JOINT VENTURE AGREEMENT FOR THE CONSTRUCTION OF A PS. 195 MILLION PROJECT

Mexico City, June 7, 2004 –Empresas ICA Sociedad Controladora (NYSE and BMV: ICA), the largest engineering, procurement, and construction company in Mexico, today announced the signing of a 50-50 joint venture agreement between its subsidiary, Ingenieros Civiles Asociados, S.A. de C.V., and Construcciones y Trituraciones S.A. de C.V. (Cotrisa), for the joint development of a project, valued at Ps. 195 million at the time of the contract award, which is part of the sanitation and drainage enlargement works in Mexico City.

On December 22, 2003, Cotrisa was awarded the contract for the development of the Rio de los Remedios Interceptor Tunnel by Fideicomiso 1928, coordinated by the National Water Commission. This work consists in the construction of five shaftways, the excavation of 9,874.6 meters of tunnel, and the fabrication of 9,600 concrete sewer sections. This contract is part of the waste water management project in the Valley of Mexico.

Combining efforts and seeking synergies, ICA and Cotrisa will jointly fabricate the 9,600 sections over a term of 18 months, with work beginning on June 1 and scheduled completion on November 30, 2005. This portion of the project has a total value of Ps. 195 million, at the date of the contract award.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction, and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long term contract rights.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance